UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

SEC FILE NUMBER

000-53571

CUSIP NUMBER

13764T  10  5

(Check One):

[  ]  Form  10-K [ ] Form  20-F  [ ] Form  11-K  [X] Form  10-Q [ ] Form  10-D

[  ] Form N-SAR [  ]Form N-CSR

For Period Ended:        March 31, 2019

[  ]  Transition  Report on Form  10-K

[  ]  Transition  Report  on Form  20-F

[  ]  Transition  Report on Form 11-K

[  ]  Transition  Report  on  Form  10-Q

[  ]  Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Cannabis Sativa, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1646 w. Pioneer Blvd., Suite 120

Address of Principal Executive Office (Street and Number)

Mesquite, Nevada 89027

City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

[X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X](b) The subject annual report, semi-annual report, transition report on Form 10-K,  Form 20-F,  11-K, Form N- SAR, or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

Our filing was delayed in order to give our auditors additional time to review the filing.  Our current report on Form 10-Q for the quarter ended March 31, 2019, will be filed promptly following the filing of this Form 12b-25.

Part IV - Other Information

(1) Name and telephone number of person to contract in regard to this notification.

Gary R. Henrie, Esq.	(309)	313-5092
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [X] Yes [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our gross profit in the extended report is up from that reported for the corresponding prior period.  This is a result of our acquisition of a 51% interest in PrestoCorp on August 1, 2017, and revenues from PrestoCorp’s operations which the Company did not have in the first six months of 2017. Also, our operating expenses are down from a year ago as a result of contractors now being paid in stock that is tied to dollar amount value rather than to a specified number of shares whose value fluxuates with the stock’s market price.

Cannabis Sativa, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 16, 2019By: /s/ Donald J. Lundbom

_______________________________

Donald J. Lundbom, CFO